SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ---------------

                                   FORM 6-K

                               ---------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 15, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                        Form 20-F     X                Form 40-F
                                   ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                        Yes                            No           X
                                  ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

FOR IMMEDIATE RELEASE

                CNOOC Limited Raises Financing Through Issue of
                      US$500 Million in Guaranteed Notes

HONG KONG, May 15, 2003 - CNOOC Limited (NYSE: CEO; SEHK: 883), through CNOOC Finance (2003) Limited, a wholly owned finance subsidiary, has offered and priced two tranches of guaranteed notes today: US$200 million 4.125% guaranteed notes due 2013 (the "2013 Notes") and US$300 million 5.50% guaranteed notes due 2033 (the "2033 Notes" and, together with the 2013 Notes, the "Notes"). The 2013 Notes were priced at 77 basis points over the benchmark 10-year U.S. Treasury (with a yield of 4.294%), while the 2033 Notes were priced at 118 basis points over the benchmark 30-year U.S. Treasury (with a yield of 5.682%). The Notes are rated Baa1 with positive outlook by Moody's Investors Service and "BBB" by Standard & Poor's Ratings Services. CNOOC Limited intends to use the net proceeds of the offering for general corporate purposes.

Commenting on the offering, Mr. Wei Liucheng, CNOOC Limited's Chairman and Chief Executive Officer, said, "We are very pleased with the outcome of this offering, which has been even more successful than our inaugural bond offering last year. The high level of demand for this offering underscores investors' confidence in our sound business fundamentals, solid financials and strong credit profile."

Dr. Mark Qiu, Chief Financial Officer and Senior Vice President, added, "We are proud to have achieved one of the lowest coupon rates among comparable offerings by PRC companies. Through the offering of the 30-year tranche, first ever by a PRC corporate, we establish a benchmark for PRC corporate issuers in this maturity bracket. In addition, we have been able to secure low-cost funding that complements our asset profile nicely."

Credit Suisse First Boston and Merrill Lynch & Co. are acting as the joint bookrunners for the offering.

The Notes were placed in Hong Kong only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong, in the United States only to qualified institutional buyers in reliance on the exemption from the registration requirements provided by Rule 144A under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and outside the United States only to non-U.S. persons in reliance on Regulation S under the U.S. Securities Act.

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities in Hong Kong, the United States or any other jurisdiction. CNOOC Limited will not be applying for the listing of, or permission to deal in, the Notes on The Stock Exchange of Hong Kong Limited, and will not be registering the Notes under the U.S. Securities Act. Securities may not be offered or sold in Hong Kong absent a listing, in the United States absent registration or in any other jurisdiction absent an exemption from any such requirements. There is not and is not intended to be any public offer of securities in Hong Kong, the United States, or any other jurisdiction.

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 346,639 BOE per day in 2002.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore oil producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn,
        --------------------

Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/3141-8091
Fax: 852-2510-8199
E-mail:   anne.lui@knprhk.com
          -------------------
          carol.chan@knprhk.com
          ---------------------
          maggie.chan@knprhk.com
          ----------------------

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                            --------------------------
                                            Name: Cao Yunshi
                                            Title:  Company Secretary

Dated: May 15, 2003